SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On May 1, 2009, Telvent GIT, S.A. (the “Company”), entered into a new lease agreement with Valgrand 6, S.A.U. with respect to the Company’s principal executive offices in Madrid, Spain, located at Calle Valgrande 6, Alcobendas, Madrid, Spain 28108. The aggregate leased facility comprises 44,819.19 square meters. The monthly rent for the first year of the lease is € 344,549.03 plus value added tax (VAT) at 16%. The rental payments will increase annually based upon increases in June’s consumer price index, General Nacional de Precios al Consumo — IPC. Additionally, the monthly rental payments will increase in May 2012, 2013, 2014 and 2015 by € 8,333.33, € 8,333.33, € 8,333.33 and € 7,833.33, respectively. The initial term of the lease is for a period of fifteen years and expires on May 1, 2024 and will be renewed automatically for a maximum of one additional five-year term unless the Company provides notice of its intent to not renew the lease at least sixth months before the end of the initial term.
     The Company intends to file a copy of the lease agreement between the Company and Valgrand 6, S.A.U. as an exhibit to its next quarterly report on Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 8, 2009